Lightspeed Commerce Inc.
Condensed Interim Consolidated Financial Statements
(Unaudited)
For the three and six months ended September 30, 2025
(expressed in thousands of US dollars)

Lightspeed Commerce Inc. Condensed Interim Consolidated Balance Sheets (Unaudited)
As at September 30 and March 31, 2025

(expressed in thousands of US dollars)
	Notes	September 30, 2025	March 31, 2025
Assets		$	$

Current assets
Cash and cash equivalents		462,546	558,469
Trade and other receivables	9	44,639	53,077
Merchant cash advances	17	107,068	106,169
Inventories		11,992	14,612
Other current assets	10	67,080	65,696

Total current assets		693,325	798,023

Lease right-of-use assets, net		13,491	12,714
Property and equipment, net		17,532	17,102
Intangible assets, net		113,669	159,542
Goodwill		805,899	797,962
Other long-term assets	11	37,386	40,562
Deferred tax assets		377	298

Total assets		1,681,679	1,826,203

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	12	70,674	73,075
Lease liabilities		5,656	5,654
Income taxes payable		1,809	1,540
Deferred revenue		70,611	68,714

Total current liabilities		148,750	148,983

Deferred revenue		1,030	1,088
Lease liabilities		11,829	11,319
Other long-term liabilities		869	562
Deferred tax liabilities		144	284

Total liabilities		162,622	162,236

Shareholders’ equity
Share capital	14	3,889,091	4,157,395
Additional paid-in capital		212,848	200,634
Accumulated other comprehensive income (loss)	15	2,913	(7,462)
Accumulated deficit		(2,585,795)	(2,686,600)

Total shareholders’ equity		1,519,057	1,663,967

Total liabilities and shareholders’ equity		1,681,679	1,826,203

Commitments and contingencies	13

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited)
For the three and six months ended September 30, 2025 and 2024

(expressed in thousands of US dollars, except per share amounts)
		Three months ended September 30,		Six months ended September 30,
	Notes	2025	2024	2025	2024
		$	$	$	$

Revenues	4	318,963	277,182	623,905	543,273

Direct cost of revenues	5, 6	183,800	162,899	359,669	320,782

Gross profit		135,163	114,283	264,236	222,491

Operating expenses
General and administrative	6	29,100	31,247	63,813	63,103
Research and development	6	32,694	30,520	65,119	57,991
Sales and marketing	6	70,342	65,681	138,222	122,751
Depreciation of property and equipment		1,697	1,853	3,332	3,826
Depreciation of right-of-use assets		1,292	1,369	2,480	2,763
Foreign exchange loss (gain)		235	(1,337)	(2,528)	(1,252)
Acquisition-related compensation		157	52	314	52
Amortization of intangible assets		34,681	22,612	69,362	45,507
Restructuring	13	1,622	164	2,832	9,705

Total operating expenses		171,820	152,161	342,946	304,446

Operating loss		(36,657)	(37,878)	(78,710)	(81,955)

Net interest income (expense)	7	5,219	9,543	(990)	19,709

Loss before income taxes		(31,438)	(28,335)	(79,700)	(62,246)

Income tax expense (recovery)
Current		1,116	1,692	2,807	2,493
Deferred		146	(372)	(240)	(72)

Total income tax expense		1,262	1,320	2,567	2,421

Net loss		(32,700)	(29,655)	(82,267)	(64,667)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations		576	4,609	7,978	4,849
Change in net unrealized gain (loss) on cash flow hedging instruments, net of tax		(734)	584	2,397	70

Total other comprehensive income (loss)	15	(158)	5,193	10,375	4,919

Total comprehensive loss		(32,858)	(24,462)	(71,892)	(59,748)

Net loss per share – basic and diluted	8	(0.24)	(0.19)	(0.59)	(0.42)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
For the six months ended September 30, 2025 and 2024

(expressed in thousands of US dollars)
	Six months ended September 30,
	2025	2024
Cash flows from (used in) operating activities	$	$
Net loss	(82,267)	(64,667)
Items not affecting cash and cash equivalents
Amortization of intangible assets	69,362	45,507
Depreciation of property and equipment and lease right-of-use assets	5,812	6,589
Deferred income tax recovery	(240)	(72)
Share-based compensation expense	29,870	29,657
Unrealized foreign exchange loss (gain)	(681)	8
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	7,984	13,635
Merchant cash advances	(899)	(31,208)
Inventories	2,620	(2,762)
Other assets	2,282	(1,324)
Accounts payable and accrued liabilities	689	2,924
Income taxes payable	269	95
Deferred revenue	1,839	(4,407)
Other long-term liabilities	307	190
Net interest (income) expense	990	(19,709)

Total operating activities	37,937	(25,544)

Cash flows from (used in) investing activities
Additions to property and equipment	(3,511)	(1,902)
Additions to intangible assets	(23,475)	(8,103)
Acquisition of business, net of cash acquired	(165)	(6,706)
Interest income	11,782	21,299

Total investing activities	(15,369)	4,588

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	950	1,591
Shares repurchased and cancelled	(86,238)	(39,946)
Shares repurchased for settlement of non-treasury RSUs	(30,208)	—
Payment of lease liabilities	(4,331)	(4,328)
Financing costs	(42)	(44)

Total financing activities	(119,869)	(42,727)

Effect of foreign exchange rate changes on cash and cash equivalents	1,378	599

Net decrease in cash and cash equivalents during the period	(95,923)	(63,084)

Cash and cash equivalents – Beginning of period	558,469	722,102

Cash and cash equivalents – End of period	462,546	659,018

Income taxes paid	2,130	2,026
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Unaudited)
For the six months ended September 30, 2025 and 2024

(expressed in thousands of US dollars, except number of shares)		Issued and Outstanding Shares
	Notes	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
			$	$	$	$	$

Balance as at March 31, 2025		146,399,347	4,157,395	200,634	(7,462)	(2,686,600)	1,663,967

Net loss		—	—	—	—	(82,267)	(82,267)
Exercise of stock options and settlement of share awards		992,834	15,605	(14,655)	—	—	950
Share-based compensation		—	—	29,870	—	—	29,870
Shares repurchased and cancelled	14	(9,013,953)	(255,975)	—	—	182,345	(73,630)
Shares repurchased for settlement of non-treasury RSUs	14	(2,594,833)	(30,208)	—	—	—	(30,208)
Settlement of non-treasury RSUs	14	195,488	2,274	(3,001)	—	727	—
Other comprehensive income	15	—	—	—	10,375	—	10,375

Balance as at September 30, 2025		135,978,883	3,889,091	212,848	2,913	(2,585,795)	1,519,057

Balance as at March 31, 2024		153,547,616	4,362,691	213,918	(4,045)	(2,160,163)	2,412,401

Net loss		—	—	—	—	(64,667)	(64,667)
Exercise of stock options and settlement of share awards		1,038,366	25,103	(23,512)	—	—	1,591
Share-based compensation		—	—	29,657	—	—	29,657
Shares repurchased and cancelled	14	(2,673,926)	(75,973)	—	—	36,027	(39,946)
Other comprehensive income	15	—	—	—	4,919	—	4,919

Balance as at September 30, 2024		151,912,056	4,311,821	220,063	874	(2,188,803)	2,343,955

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2025 and 2024

(expressed in thousands of US dollars, except number of shares and per share amounts)

    1. Organization and nature of operations
Lightspeed Commerce Inc. ("Lightspeed" or the "Company") was incorporated on March 21, 2005 under the Canada Business Corporations Act. Its head office is located at Gare Viger, 700 Saint-Antoine St. East, Suite 300, Montréal, Québec, Canada. Lightspeed's one-stop commerce platform provides its customers with the critical functionalities they need to engage with consumers, manage their operations, accept payments, and grow their business. Lightspeed has customers globally in over 100 countries, empowering single- and multi-location small and medium-sized businesses to compete in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels.
The Company’s shares are listed on both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the stock symbol "LSPD".
    2. Basis of presentation and consolidation
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting. Certain information and disclosures have been omitted or condensed. These unaudited condensed interim consolidated financial statements should be read together with the Company’s audited annual consolidated financial statements and notes thereto for the fiscal year ended March 31, 2025.
These unaudited condensed interim consolidated financial statements were approved for issue by the Board of Directors of the Company on November 5, 2025.
Seasonality of interim operations
The operations of the Company are seasonal, and the results of operations for any interim period are not necessarily indicative of operations for the full fiscal year or any future period.
Estimates, judgments and assumptions
The preparation of the unaudited condensed interim consolidated financial statements in accordance with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses during the period. These estimates and assumptions are based on historical experience, expectations of the future, and other relevant factors and are reviewed regularly. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected. Actual results may differ from these estimates.
In preparing these unaudited condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those applied and described in the Company’s audited annual consolidated financial statements for the fiscal year ended March 31, 2025.
As at April 1, 2025, the estimated useful lives of the acquired software technologies and customer relationships were revised. Assuming that the intangible assets are held until the end of their revised estimated useful lives, amortization in future years will be increased/(decreased) by the following amounts:

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2025 and 2024

(expressed in thousands of US dollars, except number of shares and per share amounts)

Fiscal Year	$

2026	47,931
2027	(45,577)
2028	(2,354)
    3. Material accounting policies
The same accounting policies and methods of computation were followed in the preparation of these unaudited condensed interim consolidated financial statements as were followed in the preparation of the most recent audited annual consolidated financial statements.
New legislation within the three and six months ended September 30, 2025
On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law in the United States. The legislation includes several significant tax provisions. The Company has not recorded any adjustments related to the OBBBA in its unaudited condensed interim consolidated financial statements as of and for the three and six months ended September 30, 2025. The Company has assessed that the impact of the OBBBA on its unaudited condensed interim consolidated financial statements is insignificant due to the availability of net operating losses to offset any potential tax liabilities arising from the OBBBA.
New and amended material accounting policies issued but not yet effective
The Company continues to evaluate the impact of the amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures, and the impact of IFRS 18, Presentation and Disclosure in Financial Statements, on its consolidated financial statements. For all other new and amended material accounting policies issued but not yet effective which have been identified in the most recent audited annual consolidated financial statements, the Company does not expect that the adoption of these standards will have a material impact on the financial statements of the Company in future periods.
    4. Revenues

	Three months ended September 30,		Six months ended September 30,
	2025	2024	2025	2024
	$	$	$	$

Subscription revenue	93,543	85,536	184,405	168,850
Transaction-based revenue	215,766	183,751	420,325	357,805
Hardware and other revenue	9,654	7,895	19,175	16,618

Total revenues	318,963	277,182	623,905	543,273
Transaction-based revenue includes $12,212 and $22,612 of revenue from the Company's merchant cash advance program for the three and six months ended September 30, 2025 (September 30, 2024 – $9,275 and $17,047).

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2025 and 2024

(expressed in thousands of US dollars, except number of shares and per share amounts)
    5. Direct cost of revenues

	Three months ended September 30,		Six months ended September 30,
	2025	2024	2025	2024
	$	$	$	$

Subscription cost of revenue	17,100	18,009	34,443	35,516
Transaction-based cost of revenue	151,534	133,497	296,237	261,449
Hardware and other cost of revenue	15,166	11,393	28,989	23,817

Total direct cost of revenues	183,800	162,899	359,669	320,782
    6. Employee compensation
The total employee compensation comprising salaries and benefits, including share-based compensation and related payroll taxes and restructuring, excluding government assistance and acquisition-related compensation, for the three and six months ended September 30, 2025, was $91,466 and $176,819 (September 30, 2024 – $85,562 and $169,955).
The following table outlines share-based compensation and related payroll taxes included in the following expenses:

	Three months ended September 30,		Six months ended September 30,
	2025	2024	2025	2024
	$	$	$	$

Direct cost of revenues	595	1,071	896	1,813
General and administrative	4,988	5,534	9,605	9,834
Research and development	7,161	5,747	12,200	8,922
Sales and marketing	4,684	7,175	8,696	10,632

Total share-based compensation and related payroll taxes	17,428	19,527	31,397	31,201
As at September 30, 2025, the Company had 11,480,371 options (320,490 of which have vesting dependent on market conditions tied to the Company's future share price performance), 8,613,564 restricted share units and 158,516 deferred share units outstanding (September 30, 2024 - 10,940,399 options, 7,500,502 restricted share units and 142,715 deferred share units outstanding).
    7. Finance income and costs

	Three months ended September 30,		Six months ended September 30,
	2025	2024	2025	2024
	$	$	$	$

Interest income	5,543	9,899	11,431	20,459
Interest expense and finance costs	(324)	(356)	(12,421)	(750)

Net interest income (expense)	5,219	9,543	(990)	19,709

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2025 and 2024

(expressed in thousands of US dollars, except number of shares and per share amounts)
Interest expense and finance costs for the three and six months ended September 30, 2025 includes a loss from the change in fair value of the share repurchase liability related to the normal course issuer bid ("NCIB") of nil and $11,800 (September 30, 2024 – nil).
    8. Loss per share
The Company has stock options and share awards as potentially dilutive shares. Diluted net loss per share excludes all potentially-dilutive shares if their effect is anti-dilutive. As a result of net losses incurred, all potentially-dilutive shares have been excluded from the calculation of diluted net loss per share because including them would be anti-dilutive; therefore, basic and diluted number of shares is the same for the three and six months ended September 30, 2025 and 2024. All outstanding potentially dilutive shares could potentially dilute loss per share in the future.

	Three months ended September 30,		Six months ended September 30,
	2025	2024	2025	2024

Issued and outstanding Common Shares	135,978,883	151,912,056	135,978,883	151,912,056
Weighted average number of Common Shares outstanding - basic and diluted	137,730,160	153,551,716	139,265,640	154,144,370

Net loss per share – basic and diluted	($0.24)	($0.19)	($0.59)	($0.42)
The issued and outstanding Common Shares as at September 30, 2025 are net of 2,399,345 Common Shares that have been purchased and are held in trust as described in note 14 (September 30, 2024 - nil).
The weighted average number of potentially dilutive shares that are not included in the diluted per share calculations because they would be anti-dilutive was 18,578,420 and 17,465,922 stock options and share awards for the three and six months ended September 30, 2025 (September 30, 2024 - 16,540,293 and 16,182,725). This weighted average number includes all of the Company's issued and outstanding potentially dilutive shares notwithstanding exercise prices, as applicable.
    9. Trade and other receivables

	September 30, 2025	March 31, 2025
	$	$

Trade receivables	37,294	39,744
Allowance for expected credit losses	(6,808)	(6,445)

Trade receivables, net	30,486	33,299

Research and development tax credits receivable	8,867	7,626
Sales tax receivable	3,481	9,898
Accrued interest and other	1,805	2,254

Total trade and other receivables	44,639	53,077

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2025 and 2024

(expressed in thousands of US dollars, except number of shares and per share amounts)
    10. Other current assets

	September 30, 2025	March 31, 2025
	$	$

Restricted cash and restricted deposits	1,545	1,364
Prepaid expenses and deposits	26,163	29,414
Commission asset	18,452	18,010
Contract asset and other	20,920	16,908

Total other current assets	67,080	65,696
    11. Other long-term assets

	September 30, 2025	March 31, 2025
	$	$

Restricted cash	393	510
Prepaid expenses and deposits	4,108	5,486
Commission asset	18,974	18,877
Contract asset	13,911	15,689

Total other long-term assets	37,386	40,562
    12. Accounts payable and accrued liabilities

	September 30, 2025	March 31, 2025
	$	$

Trade payables and trade accruals	34,501	34,146
Accrued compensation and benefits	26,516	25,538
Accrued payroll taxes on share-based compensation	3,621	2,892
Sales tax payable	3,753	4,655
Provisions and other	2,283	5,844

Total accounts payable and accrued liabilities	70,674	73,075
    13. Contingencies, provisions and commitments
Beginning in October 2021, the Company and certain of the Company's officers and directors were named as defendants to an application for authorization to bring a securities class action filed before the Superior Court of Québec. The application was sought on behalf of purchasers of the Company's securities, and based upon allegations that the defendants made false and/or misleading statements to the public, both on the primary and secondary market. The plaintiffs sought unspecified damages. On June 16, 2025, the Company and the plaintiffs agreed in principle that the Company would pay $7,568 in full and final settlement of the proceedings, inclusive of class counsel fees, notice and administration costs, fees, and expenses relating to the settlement or the litigation. The settlement remains subject to approval by the Superior Court of Québec. The Company paid the settlement amount of $7,568 in escrow in July 2025.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2025 and 2024

(expressed in thousands of US dollars, except number of shares and per share amounts)
On October 22, 2021, CloudofChange, LLC, a non-practising entity, filed a patent infringement lawsuit against the Company in the Western District of Texas. The patents at issue in the suit were U.S. Patents Nos. 9,400,640, 10,083,012 and 11,226,793. These patents are generally related to web-based point of sale builder systems. Separately, the Company applied for inter partes review of all three patents by the U.S. Patent Trial and Appeal Board (the "PTAB"). The PTAB issued final written decisions finding all asserted claims of all three patents unpatentable. The lawsuit has now been stayed pending final resolutions of the inter partes reviews. The plaintiff is in the process of appealing the PTAB's final written decisions and the Company and management intend to vigorously defend the PTAB's invalidity findings.
The Company is involved in other litigation and claims in the normal course of business. Management is of the opinion that any resulting provisions and ultimate settlements would not materially affect the financial position and operating results of the Company.
Except as indicated, the Company has not provisioned for the above-referenced matters.
Restructuring
The Company implemented a reorganization to streamline the Company's operating model while continuing to focus on profitable growth. The restructuring expense consisted primarily of cash severance costs.
Provision for severance

	Six months ended September 30,
	2025	2024
	$	$

Balance - Beginning of period	1,715	2,591
Expensed during the period	2,832	9,705
Paid during the period	(3,697)	(11,006)

Balance - End of period	850	1,290
The provision is included in accounts payable and accrued liabilities in the provisions and other category in note 12.
Commitments
During October 2025, the Company increased its significant commitments from those disclosed in its audited annual consolidated financial statements for the fiscal year ended March 31, 2025. The Company renegotiated certain contracts with a service provider which include additional commitments of $46,000 over the next five fiscal years.
    14. Share capital

The Company’s authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series. All references to "Common Shares" refer to Subordinate Voting Shares in the capital of Lightspeed.
Normal Course Issuer Bid
The Board and the TSX approved the renewal of the Company's NCIB to purchase at its discretion for cancellation up to 9,013,953 Subordinate Voting Shares of the Company, representing approximately 10% of the Company's "public

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2025 and 2024

(expressed in thousands of US dollars, except number of shares and per share amounts)
float" (as defined in the TSX Company Manual) of Subordinate Voting Shares issued and outstanding as at March 21, 2025, over the twelve-month period commencing on April 5, 2025 and ending no later than April 4, 2026.
Under the NCIB, other than purchases made under block purchase exemptions, the Company is allowed, subject to applicable securities laws, to purchase daily, through the facilities of the TSX, a maximum of 153,504 Subordinate Voting Shares representing 25% of the average daily trading volume of 614,018 Subordinate Voting Shares, as calculated per the TSX rules for the six-month period ended on February 28, 2025.
In connection with the NCIB, the Company also entered into an automatic share purchase plan (“ASPP”) under which a designated broker may purchase Subordinate Voting Shares at times when the Company would ordinarily not be permitted to purchase its Subordinate Voting Shares due to regulatory restrictions and customary self-imposed blackout periods. Any repurchases made under the ASPP are made in accordance with certain purchasing parameters.
During the six months ended September 30, 2025, under the NCIB and pursuant to the ASPP, the Company repurchased and cancelled 9,013,953 Subordinate Voting Shares representing the total authorized amount pursuant to the NCIB for a total consideration, including transaction costs, of $85,430 (September 30, 2024 - 2,673,926 Subordinate Voting Shares for a total consideration, including transaction costs, of $39,946). Interest expense and finance costs for the six months ended September 30, 2025 includes a loss from the change in fair value of the share repurchase liability related to the ASPP of $11,800. There was no share repurchase liability outstanding as at September 30, 2025.
Common Shares purchased for settlement of non-treasury RSUs
Non-treasury RSUs have the same features as RSUs, except that they can either be settled in cash based on the Company’s share price on the settlement date, or through the delivery of Common Shares purchased on the open market, at the Company's option. For the three and six months ended September 30, 2025, the non-treasury RSUs were settled in Common Shares purchased on the open market.
The Company has established a trust for the purpose of settling vested non-treasury RSUs. For non-treasury RSUs, the Company directs the trustee to purchase Common Shares of the Company on the open market to be held in trust for and on behalf of the holders of non-treasury RSUs until they are released and delivered for settlement. For accounting purposes, the Common Shares are considered as held in treasury, and recorded as a temporary reduction of Common Shares outstanding and as a temporary reduction of share capital equal to the consideration paid, including transaction costs. Upon delivery of the Common Shares for settlement of the non-treasury RSUs, the number of Common Shares outstanding is increased, offsetting the initial temporary reduction of Common Shares outstanding, and the amount in contributed surplus associated with the non-treasury RSUs being settled is transferred to share capital, offsetting the initial temporary reduction of share capital. Any difference between the contributed surplus and the initial temporary reduction of share capital is recorded in accumulated deficit. As at September 30, 2025, a total of 2,399,345 Common Shares purchased for settlement of non-treasury RSUs were considered as held in treasury and recorded as a temporary reduction of outstanding Common Shares and share capital (September 30, 2024 - nil Common Shares).

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2025 and 2024

(expressed in thousands of US dollars, except number of shares and per share amounts)
    15. Accumulated other comprehensive income (loss)

	Foreign currency differences on translation of foreign operations		Hedging reserve		Total accumulated other comprehensive income (loss)
	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$
Balance as at March 31,	(4,966)	(4,234)	(2,496)	189	(7,462)	(4,045)

Foreign currency differences on translation of foreign operations	7,978	4,849	—	—	7,978	4,849
Change in net unrealized gain on cash flow hedging instruments	—	—	2,397	96	2,397	96
Deferred income tax expense	—	—	—	(26)	—	(26)

Balance as at September 30,	3,012	615	(99)	259	2,913	874
Foreign exchange forward contracts
The Company designates certain foreign exchange forward contracts as cash flow hedges when all the requirements in IFRS 9, Financial Instruments are met. The Company's currency pair used for cash flow hedges is US dollar / Canadian dollar. The notional principal of the foreign exchange contracts was $65,000 CAD as at September 30, 2025 (March 31, 2025 - $113,750 CAD).
    16. Related party transactions
Key management personnel includes executive officers. Other related parties include close family members of the key management personnel and entities controlled by the key management personnel.
The executive compensation expense to the top five key management personnel is as follows:

	Three months ended September 30,		Six months ended September 30,
	2025	2024	2025	2024
	$	$	$	$

Short-term employee benefits	739	663	1,688	1,307
Share-based payments	3,657	3,505	6,361	6,515

Total compensation paid to key management personnel	4,396	4,168	8,049	7,822
    17. Financial instruments
Fair value
The Company measures the fair value of its financial assets and financial liabilities using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value. The different levels of the fair value hierarchy are defined as follows:

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2025 and 2024

(expressed in thousands of US dollars, except number of shares and per share amounts)
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: Other techniques for which inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability;
Level 3: Techniques which use inputs that have a significant effect on the recognized fair value that require the Company to use its own assumptions about market participant assumptions.
The Company estimated the fair value of its financial instruments as described below.
The fair value of cash and cash equivalents, restricted cash and restricted deposits, trade receivables and trade payables and accrued liabilities is considered to be equal to their respective carrying values due to their short-term maturities.
Recurring fair value measurements
The fair value of foreign exchange forward contracts was determined based on Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations represent the discounted future settlement amounts based on current market rates.
The fair value of merchant cash advances was determined based on Level 3 inputs by calculating the present value of the future estimated cash flows based on the terms of the agreements. Key assumptions for the six months ended September 30, 2025 include an average repayment period of 7 months, an average discount rate, over the repayment period, of 15% and amounts deemed uncollectible, which includes write offs, of $6,340. No reasonably possible change in the key assumptions would lead to a significant change in the fair value of merchant cash advances due to their expected short-term repayment periods.
The movement in the merchant cash advances is as follows:

	Six months ended September 30,
	2025	2024
	$	$

Balance - Beginning of period	106,169	74,236
Principal issued	164,107	140,517
Amounts collected	(179,480)	(120,716)
Transaction-based revenues from fees collected incorporating fair value movement	22,612	17,047
General & administrative expenses from amounts deemed uncollectible	(6,340)	(5,640)

Balance - End of period	107,068	105,444

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2025 and 2024

(expressed in thousands of US dollars, except number of shares and per share amounts)
As at September 30 and March 31, 2025, the fair value of the financial instruments measured at fair value in the consolidated balance sheets were as follows:

	September 30, 2025			March 31, 2025

	Fair value hierarchy	Carrying amount	Fair value	Fair value hierarchy	Carrying amount	Fair value
		$	$		$	$

Assets:
Cash and cash equivalents	Level 1	462,546	462,546	Level 1	558,469	558,469
Restricted cash and restricted deposits	Level 1	1,938	1,938	Level 1	1,874	1,874
Merchant cash advances	Level 3	107,068	107,068	Level 3	106,169	106,169
Liabilities:
Foreign exchange forward contracts	Level 2	99	99	Level 2	2,496	2,496